# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T Stamp Inc, CIK 0001718939
CUSIP: 873048300
Title of class of securities: Common Stock, $.01 par value per share
Address of issuer's principal executive offices: 3017 Bolling Way, Floor 2, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001991451

## Reporting persons
- Galloway Capital Partners, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 396,800; sole dispositive power 0; shared dispositive power 396,800; aggregate amount beneficially owned 396,800 (7.56% of the class)
  Comment: * On the basis of 5,243,832, shares of Common Stock reported by the Company to be issued and outstanding as of November 13, 2025, in the Issuer's Form 10Q report filed with Securities and Exchange Commission on November 14, 2025.
- Galloway Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 396,800; sole dispositive power 0; shared dispositive power 396,800; aggregate amount beneficially owned 396,800 (7.56% of the class)
  Comment: * On the basis of 5,243,832, shares of Common Stock reported by the Company to be issued and outstanding as of November 13, 2025, in the Issuer's Form 10Q report filed with Securities and Exchange Commission on November 14, 2025.
- GALLOWAY BRUCE: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 396,800; shared voting power 396,800; sole dispositive power 396,800; shared dispositive power 396,800; aggregate amount beneficially owned 396,800 (7.56% of the class)
  Comment: * On the basis of 5,243,832, shares of Common Stock reported by the Company to be issued and outstanding as of November 13, 2025, in the Issuer's Form 10Q report filed with Securities and Exchange Commission on November 14, 2025.

## Item 1. Issuer
Name of issuer: T Stamp Inc
Address of issuer's principal executive offices: 3017 Bolling Way, Floor 2, Atlanta, GA 30305

## Item 2. Person Filing
Name of person filing: Galloway Capital Partners, LLC and Bruce Galloway
Address of principal business office or, if none, residence: The principal business address for Galloway Capital Partners, LLC and Mr. Galloway is 650 NE 2nd Avenue, #3007, Miami, FL 33132
Citizenship: Galloway Capital Partners, LLC is a limited liability company incorporated in the State of Delaware, Mr. Galloway is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 396,800
Percent of class: 7.56
Sole power to vote or to direct the vote: Sole power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: Sole power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition:
Shared power to dispose or direct the disposition of: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

Galloway Capital Partners, LLC: 396,800 (1)
Galloway Capital, LP: 396,800 (1)
Bruce Galloway: 396,800 (1)

(1) Includes shares held by Galloway Capital, LP and Bruce Galloway. Mr. Galloway is the management member of Galloway Capital Partners, LLC the investment manager of Galloway Capital, LP. Galloway Capital Partners, LLC has the power to vote and dispose of the shares owned by Galloway Capital, LP. Mr. Galloway owns approximately 59% of the partnership interests in Galloway Capital, LP as of November 14, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Galloway Capital Partners, LLC: /s/ Bruce Galloway, Bruce Galloway (Managing Member) (11/17/2025)
- Galloway Capital, LP: /s/ Bruce Galloway, Bruce Galloway (Managing Member) (11/17/2025)
- GALLOWAY BRUCE: /s/ Bruce Galloway, Bruce Galloway (Individual) (11/17/2025)